

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2015

Via E-mail
Kevin Glass
Senior Executive Vice President & Chief Financial Officer
Canadian Imperial Bank of Commerce
Commerce Court
Toronto, Ontario, Canada M5L 1A2

> Re: **Canadian Imperial Bank of Commerce**
> **Form 40-F for Fiscal Year Ended October 31, 2014**
> **Filed December 4, 2014**
> **File No. 001-14678**

Dear Mr. Glass:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 40-F for Fiscal Year Ended October 31, 2014

Exhibit 99.B.3(C)

Management's Discussion and Analysis, page 1

Financial Performance Overview, page 5

Non-interest income, page 7

1. We note that investment management and custodial fees increased 43 percent from the prior year due to the growth of client assets and the acquisition of Atlantic Trust. We also note from your disclosure on page 5 that your assets under administration (AUA) have significantly increased from the prior year to $1.7 trillion and these amounts include the full amount of AUA you co-manage with the Bank of New York Mellon through a joint venture arrangement. Please address the following:

- We note from your disclosure on page 116 that you refer to the managed assets obtained from Atlantic Trust as assets under management (AUM). However, you describe the AUM acquired from Atlantic Trust on page 21 as "funds managed and assets under administration" (within your private wealth management disclosure). Tell us and revise future filings to clearly disclose all AUA and AUM amounts.
- We note from your disclosure on page 97 that you account for all joint ventures under the equity method. Therefore, it appears that your Bank of New York Mellon joint venture income is not recognized under the same revenue recognition principle as your management and custodial fees. Related to the previous bullet point, tell us and revise your disclosure on page 5 to disaggregate all AUA and AUM that are co-managed with Bank of New York Mellon.
- Clarify in your disclosure, if true, that your investment management fees are based on your AUM and your custodial fees are based on your AUA.
- Related to the previous bullet point, revise future filings to clarify the amount of revenue earned from investment management services and the amount earned from custodial services. Separately discuss in your MD&A the drivers of change for each.
- Provide a roll-forward of your AUM by investment strategy (i.e. equities, fixed income, cash, et al) that separately presents gross client inflows, gross client outflows, inflows from acquisitions, market appreciation/(depreciation), and foreign currency translation adjustments.
- Provide your ending AUA balances by financial instrument mix (e.g. equities, fixed income, cash, et al) and geographic mix (e.g. Canada, United States, et al).
- Explain to us how each of these fees is calculated. In your response, tell us if you record these fees based on average or ending balances, and if based on average balances, please consider presenting average AUM/AUA.

Accounting and Control Matters, page 73

Valuation of Financial Instruments, page 73

2.   We note your adoption of a funding valuation adjustment (FVA) in the amount of $112 million during the fourth quarter of 2014. Your disclosure indicates that you have excluded the FVA adjustment from the table on page 74 that presents your fair value adjustments because the FVA adjustment is considered integral to your valuation process. Please respond to the following:
- In light of your disclosure on page 73 that the impact of FVA is to reduce the fair value of uncollateralized derivative assets "incremental to the reduction in fair value of credit risk already reflected through CVA" and credit risk is one of the fair value adjustments you disclose on page 74, please tell us why you don't believe this is the type of adjustment that would be reflected as part of your fair value adjustments.
- To the extent that you continue to believe it is appropriate to disclose FVA as part of your fair value adjustments on page 74, please tell us whether you plan to continue to disclose the effect of FVA in future filings.

Exhibit 99.B.3(B)

Note 2 – Fair Value Measurement, page 107

Fair Value of Financial Instruments, page 110

3.   We note that you have $4.9 billion of business and government loans carried at fair value
        through net income. We also note from your disclosure on page 108 that you separately
        present the fair value of any credit derivatives used to manage the credit risk associated
        with these loans. Please refer to paragraph 9 of IFRS 7 and respond to the following:
        • Tell us and revise future filings to disclose the current period and cumulative change
          in fair value that is attributable to the credit risk of these loans.
        • Clarify if the change in fair value is classified as part of trading income (loss), and if
          not, disclose which line item the change is classified within.
        • Tell us and revise future filings to disclose the amount of credit loss exposure that is
          mitigated through your use of credit derivatives and include in your disclosure the
          current period and cumulative change in fair value of these instruments.

Note 6 – Structured Entities and Derecognition of Financial Assets, page 122

Single-Seller and Multi-Seller Conduits, page 122

4.   We note your disclosure that you manage and administer a single-seller conduit and
        several CIBC-sponsored non-consolidated multi-seller conduits in Canada.   Your
        disclosure also states that the sellers to the conduits may continue to service the assets
        and may be exposed to credit losses realized on these assets, typically through the
        provision of over-collateralization or another form of retained interest. Please respond to
        the following:
        • In circumstances where the sellers to the conduits do not service the assets or are not
          exposed to credit losses realized on the assets, tell us whether you have any rights or
          responsibilities with respect to servicing the assets or realizing the credit losses
          through your credit facilities.
        • Tell us whether any of the fees earned by you under the accounting, cash
          management and operations services, or through the offering of backstop liquidity
          facilities or as a derivative counterparty are variable in nature, and how you evaluated
          the overall significance of the variability of the returns from these activities.

Note 15 – Common and Preferred Share Capital, page 135

Preferred Share Rights and Privileges, page 135

5.   We note from your disclosure that you have issued Class A Series 27, 29 and 39
        Preferred Shares which are automatically convertible into common shares upon the
        occurrence of a non-viability trigger event. The Series 27 and 29 preferred shares are

convertible into a number of shares based upon the then applicable cash redemption price divided by 95% of the common share price, subject to a minimum price of $2.00 per share, and the Series 39 preferred shares are convertible determined by dividing the par value plus unpaid dividends divided by average common share price, subject to a minimum of $5.00 per share.   In light of the fact that these preferred shares could be settled in a variable number of shares, please tell us how you determined that equity classification was appropriate for these instruments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jim Dunn, Staff Accountant, at (202) 551-3724 or me at (202) 551-3512 if you have questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant